

July 14, 2011

Via E-mail
Daniel Wiesel
Chief Executive Officer
Pet Airways, Inc.
777 E. Atlantic Ave.
Suite C2-264
Delray Beach, FL 33483

> **Re: Pet Airways, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2011**
> **File No. 333-175026**
> **Amendment No. 2 to Form 8-K**
> **Filed June 20, 2011**
> **Amendment No. 3 to Form 8-K**
> **Filed June 23, 2011**
> **File No. 333-130446**

Dear Mr. Wiesel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Registration Statement Cover Page

1. Please revise to indicate the Primary Standard Industrial Classification Code as 4512 or advise.

Prospectus Cover

2. Please revise the first sentence in the paragraph to say "sale" rather than "resale" and revise throughout the document accordingly.

Prospectus Summary, page 4

3. Please revise to disclose how many shares of Common A Stock in this offering are underlying warrants. In addition, please revise your fee table to distinguish the issued and outstanding shares of Common A Stock and the shares of Common A Stock that are underlying warrants that you are registering.

Business Overview, page 4

4. Please revise to disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

5. Please revise to add the disclosure from the last risk factor on page 7 that you do not presently have adequate cash from operations or financing activities to meet your financing needs, that you may seek additional funding through one or more credit facilities, if available, or through the sale of debt or additional equity securities and that you cannot consummate any such additional financing without the consent of your investor in the June 3, 2011 private placement here. In addition, please disclose the amount of additional funding you require.

6. Please revise to disclose here that you will not receive any proceeds in this offering from the sales of common stock by your selling stockholder but that you may receive proceeds if the warrants are exercised. In addition, please provide a brief summary of the ways the warrants may be exercised and the amount of proceeds you will receive depending upon how the warrants are exercised.

7. Please revise to provide a brief description of the terms of the transaction in which the selling shareholder obtained the warrants and shares of common stock that are being offered in this offering.

8. Please revise to include a brief history of your operating company. In addition, please revise to disclose that in March 2010 you suspended flight operations to upgrade your reservation system and to raise additional capital and that in June 2010 you resumed flight operations after raising additional capital by issuing a series of convertible debentures, shares of common stock and warrants.

9. Please revise to remove marketing language such as "Pet Lounge," "Pawsengers" and "Pet Parents."

10. We note your disclosure on page 47 that as of March 31, 2011 you served 10 markets. However, here you state that as of June 16, 2011 you serve nine markets. Please advise or revise. Also briefly describe the current markets that you serve.

11. Please revise to disclose the approximate number of passengers per flight that you can transport. Also disclose the types of animals your airline will transport and discuss any limitations due to the types of animals that you currently serve due to size and weight restrictions. Lastly, revise the Business section accordingly.

12. Disclose the number of aircraft that you currently operate and whether you own any of the aircrafts.

13. Please revise to clarify what you mean by "specially trained" on page 4.

14. Please remove the word "easily" from the second to the last sentence in the second paragraph of this section.

The Offering, page 5

15. Considering that this registration statement relates to the sale of common stock by the selling share holder, it may not be apparent to a reader why the amount common stock to be outstanding after the offering is not the same as the amount of common stock outstanding before the offering. Therefore, please include a footnote to your disclosure that explains to readers why the amount of common stock to be outstanding after the offering is not the same as the amount of common stock outstanding before the offering.

16. Please revise to disclose the amount you could receive from the exercise of the warrants.

Risk Factors, page 6

17. Please revise to remove the third sentence in the introductory paragraph in this section. If risks are not deemed material then they should not be mentioned here.

18. Please revise to add risk factors that discuss the effect that the issuance of your Series A Preferred Stock could have on the holders of your common stock, the effect on your business if this registration statement is not declared effective within 60 days of the closing of your June 3, 2011 private offering, and the effect that your registration rights agreement, dated as of June 3, 2011, could have on your ability to raise money through future equity offerings. Alternatively, explain why such risk factors are not necessary.

 We may have difficulty managing our growth, page 6

19. We note your disclosure that you "[a]nticipate that [you] will continue to grow in the near future." Please revise to clarify that there is no guarantee that you will continue to grow in the near future.

We may not be able to maintain our cost structure, thus leading to higher operating, page 6

20. We note your disclosure in the first sentence of this risk factor that your "ability to do business and be profitable is based on maintaining the lower average cost per Pawsengers as possible." Please revise to clarify that you have experienced net losses since inception and have not generated positive cash flows from operations.

The traditional commercial airline industry is subject to extensive government regulation, page 9

21. Refer to the last sentence of the first paragraph. Please expand on the traditional airline regulations that you are subject to and discuss how they impose risks to your business operations.

The issuance of shares upon conversion of convertible debentures, page 10

22. Please revise to disclose the number of shares of your common stock that would be outstanding after the exercise of the referenced warrants and debentures.

Our controlling stockholders hold a significant percentage, page 11

23. We note that three individuals are the beneficial owners of 41% of your outstanding voting securities. However, you state that two stockholders may not have interests similar to those of your stockholders. Please revise or advise.

Use of Proceeds, page 12

24. Please disclose the amount of proceeds you could receive from the exercise of the warrants and quantify the anticipated uses of such proceeds, if possible. Also clarify that you will not receive any proceeds from this offering from the sales of common stock by your selling stockholder but that you may receive proceeds if the warrants are exercised.

Selected Financial Data, page 14

25. Refer to page 15, Operational Metrics. We note your disclosure that key operational metrics that you regularly monitor include approved credit card transactions, bookings of pawsengers on your flights, and flight utilization. In addition, we note your disclosure that you track the average revenue per mile flown and compare that to the average cost per mile. We believe you should add similar disclosure of key operating statistics to your

disclosure of selected financial data so that investors can observe and analyze such data for your most recent years of operations. In addition, we believe you should provide a discussion and analysis of these key operational metrics in MD&A and any other operating statistics that you believe would be useful to investors to better understand your business. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

26. Provide a discussion of your relationship with Suburban Air Freight, Inc. Such discussion should include the number of aircraft available for your use and the nature of your relationship with Suburban Air Freight, Inc., including the terms of any contractual relationship.

Critical Accounting Policies, page 16

27. We believe that disclosure about critical accounting estimates should supplement, not repeat, the description of accounting policies included in the notes to the financial statements. While notes to the financial statements generally describe the method used to apply an accounting policy, we believe the discussion in this section should focus on the estimates, assumptions or uncertainties involved in applying a principle and how these items may have different effects on financial results, including why these items are subject to change and their sensitivity to change. For example, your discussion on accruals for contingent liabilities could discuss the analysis of the factors used in arriving at your estimates, how likely the factors may change, and the impact on financial results if the factors that you used in these assumptions would change by a specified level. This type of disclosure is not limited to the example above, but rather should be considered in each of your critical accounting policy based on each of their specific assumptions and uncertainties. Please refer to Section V of FR-72 (Release no. 33-8350) for further guidance in this area.

Results of Operations, page 19

28. You cite a number of factors affecting the comparison of revenues and expenses but do not quantify their effects. Please quantify all factors cited so that investors may have an understanding of the magnitude and relative effect of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

29. In addition, we believe your disclosure would provide investors with greater insight into your results, particularly for trending purposes and discerning future prospects, if your discussion of the factors cited as causes of variances included the underlying reasons associated with the factors.

Liquidity and Capital Resources, page 20

30. We note your disclosure on page 20 that the debenture holders of unsecured 8% convertible debentures in the aggregate principal amount of $525,000 elected to convert their debentures into 1,300,000 shares of common stock in January 2011. Please revise to clarify here the amount of 8% convertible debentures that have not been converted.

31. Please revise to provide a discussion of your plan for raising additional capital including each step required as well as any contingencies in the raising of additional capital. In addition, provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. As part of your discussion, disclose your monthly burn rate.

Off-Balance Sheet Arrangements, page 24

32. We note that you have two sections entitled "Off-Balance Sheet Arrangements." Please revise or advise.

Business, page 25

33. Please revise to discuss the costs and effects of existing or probable governmental regulations on your business, including the costs and effects of compliance with environmental laws.

Description of Market, page 25

34. Please revise to clarify what you mean in the last sentence in the first paragraph of this section that you have "easily accessible Pet Lounges located away from main terminals." For example, please disclose as to whether your customers must pass through security to drop off the animals that you will be transporting.

35. Please revise to clarify what you mean by "launching operations from Orlando, Florida" by disclosing whether you have entered into any arrangements to operate at the new location. In addition, please revise to clarify what you mean by "within a two hour driving radius of the majority of the U.S. pet population."

36. We note your disclosure on page 26 that you ultimately "intend to offer direct national service, at which point, [you] will look to partner with traditional commercial airlines and offer Pet Airways as a safe alternative to commercial airline pet transport options." Please revise to disclose when you intend to offer direct national service by providing a timeline and budget that describes each step of your business plan, if possible. In addition, please revise to describe the type of partnership you hope to form with traditional commercial airlines. Finally, please revise to clarify what you mean by "direct national service." In this regard, we note your disclosure on page 26 that you may use a

hub and spoke system where you would fly to a centralized hub and then to the final destination city.

Our Aircraft, page 26

37. Please disclose, if true, that you do not own any of your aircraft.

Our Pet Lounges, page 26

38. Please revise to clarify what you mean by your disclosure that your pet lounges "are comfortably furnished with pet friendly furniture" and please revise to clarify how this creates a "welcoming atmosphere" for the animals that you transport. In this regard, we note your disclosure on page 25 that you place the pets into a carrier and then board the carrier into the main cabin of the aircraft.

39. Please revise to disclose the fees for overnight stay and short term stay. In addition, please revise to disclose what you mean by "short term stay." Finally, please describe your current capacity for short term stays and disclose your plans for increasing the space allocated for such stays.

40. We note disclosure in the risk factor on page 9 that you may incur additional costs due to inclement weather. In such instances, please disclose whether you will board the pets at the Pet Lounges and incur the additional costs. Please also tell us whether these additional costs have been material to your business.

Flight Routes, page 26

41. Please disclose any current plans you have to enter new markets, including the specific markets you intend to enter, such as the Orlando, Florida market, a timeline and budget.

Our Competition, page 26

Traditional Commercial Airlines, page 26

42. Please revise the first sentence in the second paragraph to state as a belief.

43. Please revise to clarify what you mean by "generally unregulated" in the second sentence in the second paragraph of this section.

44. Please provide support to us that, in traditional commercial airlines' aircraft, "pets are generally strapped in under a cargo net close to the cargo door."

45. Please revise to clarify what you mean by "routinely" by providing quantitative information and please provide support to us that that "[p]ets have routinely escaped from

cargo holding areas or have been lost in transit when accidently transferred to a different aircraft."

46. We note your disclosure regarding a 1998 study by the San Francisco SPCA regarding the number of pets that travel in cargo and the number of pets that were injured while traveling in cargo. Please revise to disclose updated information.

Pet Concierge Services, page 27

47. Please provide support to us that all pet concierge services use traditional commercial airlines and that the pet is relegated to the cargo hold for the duration of the flight. Alternatively, please revise to clarify that this is a belief.

Pet Boarding and Sitters, page 27

48. We note your disclosure that "boarding is not a good option for" cats. Please revise to clarify that this is a belief. In addition, please revise the last sentence in this section to state as a belief.

Pricing, page 27

49. Please provide support to us of the cost for air cargo and carry-on baggage for pets on traditional airlines, ground transport of animals and boarding cost for animals. Alternatively, please revise to state that this is a belief.

50. Please revise to disclose the cost per animal that you incur for your service.

Corporate Strategy, page 27

51. Please provide support to us that "Pet Parents, the Department of Transportation, the USDA and others in the airline industry, all agree that transporting pets and animals as cargo presents a clear danger to these pets and animals." In addition, please revise to clarify what you mean by "others in the airline industry."

52. We note the services that you intend to offer at the bottom of page 27 and on page 28. Please revise to disclose when you intend to offer such services, including a timeline and budget of the steps necessary to implement such services. In addition, please revise to remove the words "for rest and relaxation" from the second bullet point on page 27 as this is marketing language. Finally, please revise to clarify whether you already offer boarding services. In this regard, we note your disclosure on page 26 that, "[a]s a convenience to [your] Pet Parents, [you] offer limited overnight or short term stay kennel facilities at some of [your] Pet Lounges."

Management, page 30

Business Experience, page 30

53. Please revise to clarify the business experience of Mr. Wiesel for the last five years.

54. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the Mr. Warner should serve as a director for you at the time that the disclosure is made, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 32

55. Please revise to include the compensation paid to the individuals that served as your named executive officers and directors prior to the reverse acquisition.

Security Ownership of Certain Beneficial Owners and Management, page 33

56. Please revise to disclose the individual or individuals who have voting and dispositive power with respect to the shares held by the Daniel T. Zagorin Trust.

Equity Compensation Plan Information, page 33

57. Please reconcile your disclosure at the bottom of page 13 that no securities are authorized for issuance under equity compensation plans with your disclosure in the table on page 33 that 4,000,000 shares are available for future issuance under equity compensation plans.

Transactions with Related Persons, page 34

58. We note your disclosure regarding the aggregate fees received by Mr. Wiesel and Ms. Binder for the three months ended March 31, 2011 and for the fiscal years ended December 31, 2009 and December 31, 2010. Please revise to disclose the amount of fees paid to each and revise to clarify whether these fees were also paid for consulting, development and strategic advisory services. In addition, to the extent that you have written agreements regarding the fees disclosed in this section, please file such agreements as exhibits to your registration statement with your next amendment.

59. Please revise to disclose the basis on which the Daniel T. Zagorin Trust is a related person. Refer to Item 404(a)(1) of Regulation S-K.

Description of Securities, page 35

Common Stock, page 35

60. Please revise to remove your statement that the outstanding shares of common stock are "validly issued, fully paid and non-assessable" as these are legal conclusion that the company is not qualified to make. Alternatively, please attribute these statements to counsel and file counsel's consent to be named in this section.

Preferred Stock, page 35

61. We note disclosure on page 7 which disclosed your newly created perpetual and non-convertible Series A Preferred Stock. Please revise to disclose the terms of such issuance here.

Warrants, page 35

62. Please revise to clarify what you mean by a "full ratchet basis" on page 36.

Notes to the Consolidated Financial statements, page 58

Note 7: Debt Obligations, page 65

63. Please provide all of the disclosures required by ASC 470-20-50.

Exhibits, page 75

64. Please revise to include your agreement with Suburban Airways as an exhibit to your registration statement or explain why this is not necessary.

65. We note your disclosure on page 36 that you have entered into indemnification agreements with your officers and directors. Please file these agreements as exhibits to your registration statement or advise.

Undertakings, page 76

66. Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K.

Other

67. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

68. Provide a currently dated consent from the independent registered public accountant in the amendment.

Amendment No. 2 to Form 8-K filed on June 20, 2011

Form 10 Disclosure, page 3

General

69. As you respond to our comments related to your registration statement on Form S-1, please revise your Form 8-K accordingly. Please also note that all comments on your Form 8-K will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-1.

70. Please revise to discuss whether you required board and shareholder approval to enter into the merger agreement and how you obtained such approval.

71. We note that you have not included Item 5.06 of Form 8-K. Please provide us an analysis as to why you have not included Item 5.06 to your Form 8-K or advise.

Description of Business, page 3

Business Overview, page 3

72. Please revise to disclose in one of your introductory paragraphs that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

73. Please revise to add the disclosure from the last risk factor on page 7 that you do not presently have adequate cash from operations or financing activities to meet your financing needs, that you may seek additional funding through one or more credit facilities, if available, or through the sale of debt or additional equity securities and that you cannot consummate any such additional financing without the consent of your investor in the June 3, 2011 private placement here.

74. Please revise to include a brief history of your operating company. In addition, please revise to disclose that in March 2010 you suspended flight operations to upgrade your reservation system and to raise additional capital and that in June 2010 you resumed flight operations after raising additional capital by issuing a series of convertible debentures, shares of common stock and warrants.

Risk Factors, page 8

In order to grow at the pace expected by management, we will require additional capital, page 9

75. Please revise the second sentence in this risk factor to change "June 3, 2011" to "June 2, 2011" to reconcile this date with the date disclosed on page 7 in your registration statement on Form S-1 or advise.

Executive Compensation, page 30

76. Please revise to disclose the compensation of your directors pursuant to Item 402(r) of Regulation S-K.

Related Party Transactions, page 30

77. Please reconcile your disclosure on page 30 regarding the amount of fees paid to Mr. Wiesel and Ms. Binder with your disclosure on page 34 of your registration statement on Form S-1 or advise.

78. Please revise to disclose your independent directors pursuant to Item 407(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Sean F. Reid, Esq.
        Fox Rothschild LLP